
United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

July 16, 2018

Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Item 1.01. Entry into a Material Definitive Agreement.

Madison Gas and Electric Company (MGE), a wholly-owned subsidiary of MGE Energy, Inc., entered into a Note Purchase Agreement dated July 16, 2018 (the Note Purchase Agreement), with the note purchasers named therein, in which it committed to issue $60 million in principal amount of its 4.19% senior notes, Series A, due September 15, 2048; $20 million in principal amount of its 4.24% senior notes, Series B, due July 15, 2053; and $20 million in principal amount of its 4.34% senior notes, Series C, due July 15, 2058. The Series A Notes, the Series B Notes and the Series C Notes are referred to in this report as the Notes.

The Series B and Series C Notes were issued on July 16, 2018, and the Series A notes will be issued on September 7, 2018.

See Item 2.03 below for a description of the Notes and the related Note Purchase Agreement.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

Issuance of Notes

On July 16, 2018, MGE issued $20 million in principal amount of its 4.24% senior notes, Series B, due July 15, 2053, and $20 million in principal amount of its 4.34% senior notes, Series C, due July 15, 2058. An additional $60 million in principal amount of its 4.19% senior notes, Series A, due September 15, 2048, will be issued on September 7, 2018. The Series B and C Notes were, and the Series A Notes will be, issued pursuant to the Note Purchase Agreement.

The Notes are unsecured and are not issued under, or governed by, MGE's Indenture dated as of September 1, 1998, which governs MGE's Medium-Term Notes. MGE will use the net proceeds from the sale of the Notes to cover capital expenditures, to retire at maturity $20 million in principal amount of its 5.59% senior notes due 2018, and other corporate obligations.

The Series B Notes carry an interest rate of 4.24% per annum; and the interest on the Series B Notes is payable semi-annually on January 15 and July 15 of each year, commencing on January 15, 2019. The Series C Notes carry an interest rate of 4.34% per annum; and the interest on the Series C Notes is payable semi-annually on January 15 and July 15 of each year, commencing on January 15, 2019. The Notes are redeemable at any time at MGE's option at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued interest to the redemption date and a make-whole premium (not less than zero) equal to the excess, if any, of the discounted present value of the remaining scheduled payments of principal and interest on the Notes to be redeemed over the principal amount of the Notes to be redeemed. Following a change in control event, MGE must offer to prepay the Notes at a price equal to 100% of the principal amount of the Notes, plus accrued interest to the date of prepayment, but without any make-whole premium. The prepayment offer expires if not accepted by a holder of Notes within a defined period. A change in control event is deemed to have occurred if MGE does not have an investment grade rating for its senior, unsecured, long-term indebtedness from at least two of Standard & Poor's Rating Services, Moody's Investors Service or any other nationally recognized statistical rating agency, within 90 days after an acquisition of beneficial ownership of 30% or more of the outstanding voting stock of MGE Energy, Inc. by one person, or two or more persons acting in concert. MGE Energy, Inc. is the parent company of MGE.

Events of default under the Note Purchase Agreement include failures to pay principal, make-whole premium or interest on the Notes; defaults in the performance of various covenants; cross-defaults to specified other indebtedness; failure to pay specified judgments; and certain bankruptcy-related events; subject to any applicable cure periods. The Note Purchase Agreement requires MGE to maintain a ratio of its consolidated indebtedness to consolidated total capitalization not to exceed a maximum of 65%. Both consolidated indebtedness and consolidated total capitalization are determined in accordance with generally accepted accounting principles, except that amounts included within MGE's indebtedness and capitalization from "variable interest entities" as a result of the application of FASB Interpretation No. 46, Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51, as modified, are excluded.

The Note Purchase Agreement also restricts MGE from issuing "Priority Debt" in an amount exceeding 20% of its consolidated assets. MGE has agreed not to use the capacity to issue Priority Debt to grant a lien to secure its principal credit facility indebtedness without simultaneously providing that the Notes be equally and ratably secured with the principal credit facility indebtedness so long as such indebtedness is so secured. Priority Debt is defined as any indebtedness of MGE secured by liens other than specified liens permitted by the Note Purchase Agreement and certain unsecured indebtedness of certain subsidiaries. Principal credit facility indebtedness means the indebtedness under MGE's Credit Agreements dated as of June 1, 2015, with the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent, and with the lenders party thereto and US Bank National Association, as Administrative Agent, or, in each case, any replacement credit agreement, including amendments and restatements.

A copy of the Note Purchase Agreement, which includes the form of the Notes, is filed as Exhibit 4.1 to this report. Reference is made to the Note Purchase Agreement for the definitive provisions governing the Notes.

<p style="text-align:center">***</p>

Forward-Looking Statements

Except for the historical information contained herein, certain of the matters discussed in this report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. The factors that could cause actual results to differ materially from the forward-looking statements made by the Registrants include those factors discussed herein, as well as the items discussed in ITEM 1A. Risk Factors in the Registrant's annual report on Form 10-K for the year ended December 31, 2017, and other factors discussed in filings made by the Registrants with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this report. The Registrants do not undertake any obligation to publicly release any revision to their forward-looking statements to reflect events or circumstances after the date of this report.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired: None
(b)   Pro forma financial information: None
(c)   Shell company transactions: None
(d)   Exhibits.

Exhibit No.	Description
4.1	Note Purchase Agreement dated July 16, 2018, among MGE and the purchasers named therein, including form of 4.19% senior notes, Series A, due September 15, 2048; 4.24% senior notes, Series B, due July 15, 2053; and 4.34% senior notes, Series C, due July 15, 2058.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: July 17, 2018

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Executive Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated July 16, 2018

Exhibit No.	Description
4.1	Note Purchase Agreement dated July 16, 2018, among MGE and the purchasers named therein, including form of 4.19% senior notes, Series A, due September 15, 2048; 4.24% senior notes, Series B, due July 15, 2053; and 4.34% senior notes, Series C, due July 15, 2058.